Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-262743

BLACKROCK INCOME TRUST, INC.

Supplement dated October 20, 2023 to the Prospectus,

dated October 18, 2022, as supplemented on January 3, 2023

This supplement amends certain information in the Prospectus dated October 18, 2022, of BlackRock Income Trust, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective immediately, the following change is made to the Prospectus:

The section of the Prospectus entitled “Management of the Fund–Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Fund’s portfolio are as follows:

Matthew Kraeger, Managing Director. Mr. Kraeger is lead portfolio manager for mortgage portfolios on BlackRock’s Global Fixed Income platform. He is responsible for the Mortgage Portfolio Team.

Mr. Kraeger has been a portfolio manager within the mortgage team since 2004, serving as a PM across both institutional accounts and retail funds. Mr. Kraeger has been a PM on the BlackRock GNMA Fund, which was ranked first in the Lipper Fund GNMA category for both 2008 and 2009 3 year periods, along with the BlackRock US Mortgage Fund and the US Government Bond Portfolio which was ranked first in its Lipper Fund category for the 2015 3 year period. Mr. Kraeger began his investment career as an analyst in BlackRock’s operations department in 2000 and joined the Portfolio Analytics Group in 2002.

Mr. Kraeger earned a BS degree in finance from Syracuse University in 2000.

Nicholas Kramvis, Director. Mr. Kramvis is a portfolio manager for Agency MBS portfolios within BlackRock’s Global Fundamental Fixed Income platform. In his role, Mr. Kramvis focuses on Agency MBS strategies, as well as the management and execution of Agency MBS Collateralized Mortgage Obligations (CMOs) and Derivatives.

Prior to joining BlackRock in 2016, Mr. Kramvis was a Vice President at Barclays where he had been a member of the Agency MBS CMO Trading and Structuring Desk since 2008. At Barclays, Mr. Kramvis was responsible for the active management and trading of the Agency MBS Derivatives book along with identifying collateral and structures for new issue CMOs. Mr. Kramvis started his career on the Agency MBS desk at Lehman Brothers in 2007.

Mr. Kramvis graduated from the University of Chicago in 2007, majoring in Mathematics, Computer Science and Economics.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Fund’s securities by each portfolio manager.

Investors should retain this supplement for future reference.